September 17, 2024

Mitchell Cohen
Interim Chief Financial Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, Washington 98660

        Re: CytoDyn Inc.
            Registration Statement on Form S-1
            Filed September 9, 2024
            File No. 333-282000
Dear Mitchell Cohen:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Mary Ann Frantz